Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-112770) on Form S-3 of Serena Software, Inc. of our report dated October 23, 2003, with respect to the consolidated balance sheet of Merant plc and its subsidiaries as of April 30, 2003, and the related consolidated profit and loss account, consolidated statement of cash flows, total recognized gains and losses and reconciliation of movements in shareholders’ funds for the year ended April 30, 2003 included in this Current Report on Form 8-K of Serena Software, Inc. dated April 30, 2004.

/s/    KPMG Audit plc

St Albans, England

April 29, 2004